Exhibit 99.1

Press Release, 29 February 2012

Interxion Reports Q4 and Full Year 2011 Results

•	Revenue for the year increased by 17% to €244.3 million (2010: €208.4 million)

•	Adjusted EBITDA for the year increased by 23% to €97.6 million (2010: €79.2 million)

•	Adjusted EBITDA margin for the year increased to 40.0% (2010: 38.0%)

•	Net profit increased by 74% to €25.6 million (2010: €14.7 million)

•	Capital Expenditures, including intangible assets[1], were €162.0 million

AMSTERDAM 29 February 2012 – Interxion Holding NV (INXN: NYSE), a leading European provider of carrier-neutral colocation data centre services, announced its results today for the three months and year ended 31 December 2011.

Interxion Chief Executive Officer, David Ruberg, stated: “In Interxion’s first year as a public company, we continued our track record of strong performance by consistently executing on our business strategy, achieving continued organic growth across all key metrics while positioning the company for continued growth in 2012 and beyond.

“Our fourth quarter and full year results demonstrate our focused execution, the strength of our business model, and the favourable secular trends in our industry. Despite economic uncertainty across the Eurozone in 2011, Interxion recorded 17% organic revenue growth and 23% adjusted EBITDA growth for the year, while accelerating our disciplined expansion program.”

[1]	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 29 February 2012

Annual Review

Revenue for the full year 2011 was €244.3 million, a 17% increase over full year 2010. Recurring revenue for 2011 was €228.3 million, an 18% increase over 2010, and 93% of total revenue in 2011, the same as 2010.

Net profit was €25.6 million in 2011, up 74% from 2010.

Adjusted EBITDA for 2011 was €97.6 million, up 23% year over year. Adjusted EBITDA margin for full year 2011 expanded to 40.0% from 38.0% in 2010.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €90.0 million compared to €85.3 million in 2010. Capital Expenditures, including intangible assets, were €162.0 million in 2011 compared to €100.4 million in 2010.

During 2011, Interxion completed expansion projects in Dusseldorf, London, Vienna, and Dublin and added 1,800 square metres of equipped space. Revenue generating space grew by 3,400 square metres in 2011.

The company also announced and commenced construction on expansion projects in Stockholm, Frankfurt, London, Paris, and Amsterdam representing over 12,000 square metres of equipped space, all of which are scheduled for completion in 2012.

Quarterly Review

Revenue for the fourth quarter of 2011 was €64.4 million, a 16% increase over the fourth quarter of 2010 and a 4% increase over the third quarter of 2011. Recurring revenue was €59.7 million, a 16% increase over the fourth quarter of 2010 and a 3% increase over the third quarter of 2011. Recurring revenue was 93% of total revenue.

Press Release, 29 February 2012

Cost of sales for the fourth quarter increased by 9% to €25.5 million compared to the fourth quarter 2010. Gross profit margin increased to 60.4% compared to 58.1% in the same quarter of 2010. Sales and marketing costs in the fourth quarter were €4.6 million, up 22% compared to the prior year quarter. General and administrative costs, excluding depreciation, amortisation, impairments, exceptional general and administrative costs, and share-based payments were €7.2 million, an increase of 5% compared to the prior year quarter. Depreciation, amortisation, and impairments decreased by 3% compared to the prior year quarter to €8.4 million.

Net financing costs for the fourth quarter of 2011 were €5.0 million, compared to €6.1 million in the fourth quarter of 2010.

Net profit was €10.6 million in the fourth quarter of 2011, up 12% from the fourth quarter of 2010.

Adjusted EBITDA for the fourth quarter of 2011 was €27.1 million, up 27% year over year. Adjusted EBITDA margin expanded to 42.1% compared to 38.5% in the prior year quarter.

Cash generated from operations, defined as cash generated from operating activities before interest and corporate income tax payments and receipts, was €22.6 million. Capital Expenditures, including intangible assets, were €68.5 million in the fourth quarter 2011 and included €19.1 million relating to the purchase of the land and buildings of our Paris 3 and Paris 5 data centres.

Cash and equivalents and short term investments were €142.7 million at 31 December 2011, up from €99.1 million at year end 2010.

Equipped space at the end of the fourth quarter 2011 was 62,800 square metres compared to 61,000 square metres at the end of fourth quarter 2010 and 62,200 square metres at the end of the third quarter 2011. Utilisation rate, the ratio of revenue-generating space to equipped space, was 75%, up from 72% in the fourth quarter 2010, and up from 74% in the third quarter 2011.

Press Release, 29 February 2012

Business Outlook

The company today is providing guidance for full year 2012:

Revenue	€275 million - €285 million
Adjusted EBITDA	€112 million - €120 million
Capital Expenditures (including intangibles)	€170 million - €190 million

Conference Call to Discuss Results

The company will host a conference call at 8:30 a.m. ET (1:30 pm GMT, 2:30 pm CET) today to discuss the results.

To participate on this call, U.S. callers may dial toll free 1-866-966-9439; callers outside the U.S. may dial direct +44 (0) 1452 555 566. The conference ID for this call is 49634657. This event also will be webcast live over the Internet in listen-only mode at investors.interxion.com.

A replay of this call will be available shortly after the call concludes and will be available until 6 March 2012. To access the replay, U.S. callers may dial toll free 1866 247 4222; callers outside the U.S. may dial direct +44 (0) 1452 55 00 00. The replay access number is 49634657#.

Press Release, 29 February 2012

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from expectations discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, the difficulty of reducing operating expenses in the short term, inability to utilise the capacity of newly planned data centres and data centre expansions, significant competition, the cost and supply of electrical power, data centre industry over-capacity, performance under service level agreements and other risks described from time to time in Interxion’s filings with the Securities and Exchange Commission. Interxion does not assume any obligation to update the forward-looking information contained in this press release.

Adjusted EBITDA

EBITDA is defined as operating profit plus depreciation, amortisation and impairment of assets. We define Adjusted EBITDA as EBITDA adjusted to exclude share-based payments and exceptional and non-recurring items, and to include share of profits (losses) of non-group companies. We present Adjusted EBITDA as additional information because we believe this measure is used by certain investors in their analysis and because it is used in the financial covenants in our €50 million revolving credit facility and €260 million 9.50% Senior Secured Notes due 2017. However, other companies may present Adjusted EBITDA differently than we do. Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered as a measure of liquidity or as an alternative to operating profit, net income or any other measure of performance derived in accordance with IFRS as an indicator of our operating performance.

A reconciliation of Adjusted EBITDA to EBITDA and operating profit is provided in the Notes to Consolidated Income Statement: Group Metrics.

Press Release, 29 February 2012

Interxion does not provide forward-looking estimates of Operating Profit, Depreciation, amortization, and impairments, Share-based payments, or Exception items, which it uses to reconcile to Adjusted EBITDA. Therefore, the company is unable to provide reconciling information. Interxion intends to calculate Adjusted EBITDA in future periods consistent with how it is calculated for the periods presented within this press release.

-ENDS-

About Interxion

Interxion (NYSE: INXN) is a leading provider of carrier-neutral collocation data centre services in Europe, serving a wide range of customers through 28 data centres in 11 European countries. Interxion’s uniformly designed, energy-efficient data centres offer customers extensive security and uptime for their mission-critical applications. With connectivity provided by over 400 carriers and ISPs and 18 European Internet exchanges across its footprint, Interxion has created content and connectivity hubs that foster growing customer communities of interest. For more information, please visit www.interxion.com.

Contact information:

Interxion

Jim Huseby

Investor Relations

Tel: +1-813-644-9399

IR@interxion.com

Press Release, 29 February 2012

INTERXION HOLDING NV

CONSOLIDATED INCOME STATEMENTS

(in €’000 - except per share data and where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2011	31-Dec 2010	31-Dec 2011	31-Dec 2010
Revenue	64,390	55,555	244,310	208,379
Cost of sales	(25,495)	(23,287)	(101,766)	(91,154)

Gross profit	38,895	32,268	142,544	117,225
Other income	146	132	487	425
Sales and marketing costs	(4,643)	(3,810)	(17,680)	(15,072)
General and administrative costs	(16,869)	(16,175)	(67,258)	(55,892)

Operating profit	17,529	12,415	58,093	46,686
Net finance expense	(4,955)	(6,123)	(22,784)	(29,444)

Profit before taxation	12,574	6,292	35,309	17,242
Income tax expense	(1,925)	3,222	(9,737)	(2,560)

Net profit	10,649	9,514	25,572	14,682

Basic earnings per share: (€) (i)	0.16	0.21	0.40	0.33
Diluted earnings per share: (€) (i)	0.16	0.20	0.39	0.31
Number of shares outstanding at the end of the period (shares in thousands)	66,129	44,354	66,129	44,354
Weighted average number of shares for Basic EPS (shares in thousands)	66,052	44,351	64,176	44,352
Weighted average number of shares for Diluted EPS (shares in thousands)	67,449	47,635	65,896	47,707
Capacity Metrics
Equipped space (in sqm)	62,800	61,000	62,800	61,000
Revenue generating space (in sqm)	47,100	43,700	47,100	43,700
Utilisation rate	75%	72%	75%	72%

(i)	Number of shares have been adjusted to take account of the 1 for 5 reverse stock split which took place on 2 February 2011.

Press Release, 29 February 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2011	31-Dec 2010	31-Dec 2011	31-Dec 2010
Consolidated
Recurring revenue	59,717	51,422	228,328	192,973
Non-recurring Revenue	4,673	4,133	15,982	15,406

Revenue	64,390	55,555	244,310	208,379

Adjusted EBITDA	27,101	21,380	97,637	79,203

Gross Margin	60.4%	58.1%	58.3%	56.3%
Adjusted EBITDA Margin	42.1%	38.5%	40.0%	38.0%
Total assets	744,281	546,762	744,281	546,762
Total liabilities	413,720	391,493	413,720	391,493
Capital expenditures, including intangible assets (ii)	(68,543)	(19,732)	(161,956)	(100,394)
France, Germany, Netherlands, and UK
Recurring revenue	36,184	30,502	136,460	114,689
Non-recurring Revenue	3,440	1,568	10,352	9,161

Revenue	39,624	32,070	146,812	123,850

Adjusted EBITDA	21,558	15,933	74,774	58,060

Gross Margin	62.2%	60.8%	59.8%	57.3%
Adjusted EBITDA Margin	54.4%	49.7%	50.9%	46.9%
Total assets	412,160	279,735	412,160	279,735
Total liabilities	97,779	81,339	97,779	81,339
Capital expenditures, including intangible assets (ii)	(60,230)	(12,167)	(122,880)	(59,419)
Rest of Europe
Recurring revenue	23,533	20,920	91,868	78,284
Non-recurring Revenue	1,233	2,565	5,630	6,245

Revenue	24,766	23,485	97,498	84,529

Adjusted EBITDA	13,253	12,118	50,676	43,010

Gross Margin	62.7%	60.3%	61.4%	60.4%
Adjusted EBITDA Margin	53.5%	51.6%	52.0%	50.9%
Total assets	181,186	150,026	181,186	150,026
Total liabilities	40,774	35,335	40,774	35,335
Capital expenditures, including intangible assets (ii)	(6,913)	(6,644)	(35,366)	(35,709)
Corporate and Other

Adjusted EBITDA	(7,710)	(6,671)	(27,813)	(21,867)

Total assets	150,935	117,001	150,935	117,001
Total liabilities	275,167	274,819	275,167	274,819
Capital expenditures, including intangible assets (ii)	(1,400)	(921)	(3,710)	(5,266)

(ii)	Capital expenditures, including intangible assets, represent payments to acquire property, plant, and equipment and intangible assets, as recorded in the consolidated statement of cash flows as “Purchase of property, plant and equipment” and “Purchase of intangible assets” respectively.

Press Release, 29 February 2012

INTERXION HOLDING NV

NOTES TO CONSOLIDATED INCOME STATEMENT: SEGMENT INFORMATION

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2011	31-Dec 2010	31-Dec 2011	31-Dec 2010

Reconciliation of adjusted EBITDA
Consolidated
Adjusted EBITDA	27,101	21,380	97,637	79,203

Income from subleases on unused data center sites	146	132	487	425

Exceptional income	146	132	487	425

(Increase)/decrease in provision for onerous lease contracts	—	143	(18)	(150)
IPO transaction costs (iii)	—	—	(1,725)	—
Share-based payments	(1,347)	(615)	(2,736)	(1,684)

Exceptional general and administrative costs	(1,347)	(472)	(4,479)	(1,834)

EBITDA	25,900	21,040	93,645	77,794

Depreciation, amortization and impairments	(8,371)	(8,625)	(35,552)	(31,108)

Operating profit	17,529	12,415	58,093	46,686

France, Germany, Netherlands, and UK
Adjusted EBITDA	21,558	15,933	74,774	58,060

Income from subleases on unused data center sites	146	132	487	425

Exceptional income	146	132	487	425

(Increase)/decrease in provision for onerous lease contracts	—	143	(18)	(150)
Share-based payments	(368)	(418)	(368)	(418)

Exceptional general and administrative costs	(368)	(275)	(386)	(568)

EBITDA	21,336	15,790	74,875	57,917

Depreciation, amortization and impairments	(5,272)	(5,002)	(21,289)	(18,659)

Operating profit	16,064	10,788	53,586	39,258

Rest of Europe
Adjusted EBITDA	13,253	12,118	50,676	43,010

Share-based payments	(324)	(233)	(324)	(233)

Exceptional general and administrative costs	(324)	(233)	(324)	(233)

EBITDA	12,929	11,885	50,352	42,777

Depreciation, amortization and impairments	(2,673)	(3,141)	(12,371)	(10,972)

Operating profit	10,256	8,744	37,981	31,805

Corporate and Other
Adjusted EBITDA	(7,710)	(6,671)	(27,813)	(21,867)

IPO transaction costs (iii)	—	—	(1,725)	—
Share-based payments	(655)	36	(2,044)	(1,033)

Exceptional general and administrative costs	(655)	36	(3,769)	(1,033)

EBITDA	(8,365)	(6,635)	(31,582)	(22,900)

Depreciation, amortization and impairments	(426)	(482)	(1,892)	(1,477)

Operating profit	(8,791)	(7,117)	(33,474)	(24,377)

(iii)	The IPO transaction costs represent the write off of the proportion of the IPO costs allocated to selling shareholders at the Initial Public Offering.

Press Release, 29 February 2012

INTERXION HOLDING NV

CONSOLIDATED BALANCE SHEET

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	31-Dec 2011	31-Dec 2010
Non-current assets
Property, plant and equipment	477,798	342,420
Intangible assets	12,542	6,005
Deferred tax assets	39,557	39,841
Other non-current assets	3,841	3,709

	533,738	391,975
Current assets
Trade and other current assets	67,874	55,672
Cash and cash equivalents	142,669	99,115

	210,543	154,787

Total assets	744,281	546,762

Shareholders’ equity
Share capital	6,613	4,434
Share premium	466,166	321,078
Foreign currency translation reserve	7,386	4,933
Accumulated deficit	(149,604)	(175,176)

	330,561	155,269
Non-current liabilities
Trade payables and other liabilities	10,294	7,795
Deferred tax liabilities	1,742	660
Provision for onerous lease contracts	10,618	13,260
Borrowings	257,267	257,403

	279,921	279,118
Current liabilities
Trade payables and other liabilities	127,639	106,038
Current tax liabilities	2,249	868
Provision for onerous lease contracts	3,108	3,073
Borrowings	803	2,396

	133,799	112,375

Total liabilities	413,720	391,493

Total liabilities and shareholders’ equity	744,281	546,762

Press Release, 29 February 2012

INTERXION HOLDING NV

NOTES TO THE CONSOLIDATED BALANCE SHEET: BORROWINGS

(in €’000 - except where stated otherwise)

(unaudited)

	As at
	31-Dec 2011	31-Dec 2010
Borrowings net of cash and cash equivalents
Cash and cash equivalents (iv)	142,669	99,115

9.5% Senior Secured Notes due 2017 (v)	255,560	254,924
Financial Leases	337	765
Other Borrowings	2,173	4,110

Borrowings excluding revolving credit facility deferred financing costs	258,070	259,799

Revolving credit facility deferred financing costs (vi)	(667)	(1,283)

Total Borrowings	257,403	258,516

Borrowings net of cash and cash equivalents	114,734	159,401

(iv)	Cash and cash equivalent s includes €4.8 million as of December 31, 2011 and €4.2 million as of December 31, 2010, which is restricted and held as collateral to support the issuance of bank guarantees on behalf of a number of subsidiary companies.
(v)	€260 million 9.5% Senior Secured Notes due 2017 include premium on additional issue and are shown after deducting underwriting discounts and commissions, offering fees and expenses.
(vi)	We reported deferred financing costs of €0.7 million in connection with entering into our €50 million revolving credit facility which was undrawn at the end of the period.

Press Release, 29 February 2012

INTERXION HOLDING NV

CONSOLIDATED STATEMENT OF CASH FLOWS

(in €’000 - except where stated otherwise)

(unaudited)

	Three Months Ended		Year Ended
	31-Dec 2011	31-Dec 2010	31-Dec 2011	31-Dec 2010
Profit for the period	10,649	9,514	25,572	14,682
Depreciation, amortization and impairments	8,371	8,625	35,552	31,108
IPO transaction costs	—	—	1,725	—
Provision for onerous lease contracts	(822)	(1,329)	(3,125)	(3,157)
Share-based payments	1,347	615	2,736	1,684
Net finance expense	4,955	6,412	22,784	29,444
Income tax expense	1,925	(3,222)	9,737	2,560

	26,425	20,615	94,981	76,321
Movements in trade and other current assets	(8,947)	2,129	(16,942)	511
Movements in trade and other liabilities	5,096	4,265	12,009	8,476

Cash generated from operations	22,574	27,009	90,048	85,308
Interest paid	(294)	(802)	(24,472)	(9,980)
Interest received	1,010	53	2,251	390
Income tax paid	(2,240)	(389)	(3,784)	(1,339)

Net cash flows from operating activities	21,050	25,871	64,043	74,379
Cash flow from investing activities
Purchase of property, plant and equipment	(65,432)	(19,058)	(154,559)	(98,171)
Disposals of property, plant and equipment	—	230	945	230
Purchase of intangible assets	(3,111)	(674)	(7,397)	(2,223)
Proceeds /(acquisition) short-term investments	40,000	—	—	—

Net cash flows from investing activities	(28,543)	(19,502)	(161,011)	(100,164)
Cash flow from financing activities
Proceeds from exercised options	452	6	3,474	6
Proceeds from issuance new shares	—	—	142,952	—
Repayment of ‘Liquidation Price’ to former preferred shareholders	—	—	(3,055)	—
Proceeds/(repayment) bank facilities	—	—	—	(159,046)
Proceeds from Senior Secured Notes and RCF	—	63,446	(645)	254,276
Other Borrowings	(131)	(1,312)	(2,396)	(2,488)

Net cash flows from financing activities	321	62,140	140,330	92,748
Effect of exchange rate changes on cash	302	14	192	149

Net movement in cash and cash equivalents	(6,870)	68,523	43,554	67,112
Cash and cash equivalents, beginning of period	149,539	30,592	99,115	32,003

Cash and cash equivalents, end of period	142,669	99,115	142,669	99,115

Press Release, 29 February 2012

INTERXION HOLDING NV

Announced Expansion Projects 2011

Market	Project	CAPEX (a,b) (€ million)	Equipped Space(a) (Sqm)	Target Completion
Düsseldorf	DUS 1 : Phase 2 Power Expansion	€7	500(c)	2Q 2011 (completed)
London	LON 1 : Phase 9 Expansion	€7	525	2Q 2011 (completed)
Vienna	VIE 1 : Phase 3 Expansion	€5	600(d)	3Q 2011 (completed)
Dublin	DUB 2 : Phase 3 Expansion	€8	640	4Q 2011 (completed)
Stockholm	STO 1: Phase 4 Expansion	€5	500	1Q 2012 (completed)
Frankfurt	FRA 7: New Build	€21	1,550	1Q 2012
London	LON 2: New Build	€38	1,700	2Q 2012
Paris	PAR 7 : Phase 1 New Build	€70	4,500	2Q 2012
Amsterdam	AMS 6: New Build	€60	4,000	4Q 2012

Total		€221	14,515

(a)	CAPEX and Equipped Space are approximate and may change after project completion.
(b)	CAPEX reflects the total for the listed project and may not be all invested in the current year.
(c)	Previously included in equipped space
(d)	Announced as a 2 phase project with 1300 sqm and €12 million capex